EXHIBIT 12

                    STATEMENT OF COMPUTATION OF OTHER RATIOS

(In thousands, except
  per share data)                    1994         1993         1992
For the year ended
  December 31:

Net income                          $ 7,198       $6,538       $5,932
Net interest income*                 26,782       24,785       23,965
Cash dividends declared               3,181        2,727        2,422
Average shareholders'
  equity                             55,286       50,868       46,463
Average interest-earning
  assets                            576,549      528,316      486,063
Average assets                      620,430      569,271      523,719
Earnings per share                  $  1.45       $ 1.33       $ 1.21
Dividends per share                 $   .64       $  .55       $  .49

Ratios:

Return on average                    13.02%       12.85%       12.77%
  shareholders' equity
   (net income divided by
   average shareholders'
   equity)

Return on average assets              1.16%        1.15%        1.13%
  (net income divided by
  average assets)

Average equity capital to
  average assets                      8.91%        8.94%        8.87%

Dividend payout ratio                44.19        41.72%       40.83%
  (net income divided by
  cash dividends declared)

Net interest margin                   4.65%        4.69%        4.93%
 (net interest income
  divided by average
  interest-earning assets)
______________

*On a fully tax equivalent
  basis using a federal income
  rate of 34% for all years
  presented.
